Jessica Patrick To Call Writer Directly: +1 202 389 3475 jessica.patrick@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

April 23, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Timothy Worthington

Re:	Coatue Innovation Fund

Registration Statement on Form N-2 (File Nos. 333-283279; 811-24025)

Dear Ladies and Gentlemen:

On behalf of Coatue Innovation Fund (the "Fund"), we hereby respond to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on March 14, 2024, regarding the Fund's amended Registration Statement on Form N-2/A, filed on February 7, 2025 (File Nos. 333-283279; 811-24025) (the "Registration Statement"), from Timothy Worthington of the Staff to Jessica L. Patrick and Devin Kasinki of Kirkland & Ellis LLP, outside counsel to the Fund. The Fund is filing Pre-Effective Amendment No. 3 (the "Amendment") to the Registration Statement concurrently hereto to respond to the Staff's comments, provide the Fund's initial audited financial statements, and make certain other changes. As discussed with the Staff, the Fund intends to request that effectiveness of the Registration Statement be accelerated to 10:00 AM Eastern Time on April 30, 2025, and acceleration requests will be filed as EDGAR correspondence to that effect on or about April 23, 2025.

For your convenience, a transcription of the Staff's comments is included in this letter, with each comment followed by the Fund's response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

General

1.	With respect to the Staff’s previous comment on custody (Comment 8), which requested an explanation of how the Fund would comply with the custody requirements of the Investment Company Act of 1940 (the “Act”) in relation to its investments in spot crypto assets, please identify the qualified custodians that the Fund expects to retain for digital asset custody. Additionally, please describe the terms of the custody arrangements. The Staff may have additional comments based on your response.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Frankfurt    Hong Kong    Houston    London    Los Angeles    Miami    Munich    New York    Paris    Riyadh    Salt Lake City    Shanghai

Response: The Fund intends to use Coinbase Custody Trust Company, LLC (“Coinbase Custody”) as its qualified custodian for digital assets. Coinbase Custody is a fiduciary under §100 of the New York Banking Law and is a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act of 1940.

The Fund’s assets will be held in a segregated custody account at Coinbase Custody, where they will be maintained as custodial assets in trust for the Fund and will not be treated as general assets of Coinbase Custody. Assets will be held in an offline, cold storage environment within Coinbase’s Prime Vault, with multiple layers of security and verification controls in place to ensure their safekeeping. The Fund will retain the ability to verify its custodial balance on-chain, and Coinbase Custody will provide reporting capabilities, including post-trade analysis and customizable reports.

Coinbase Custody maintains various regulatory registrations and licenses, including FinCEN registration and a New York BitLicense, and operates under a compliance framework that includes KYC and AML procedures, sanctions screening, and transaction monitoring. The Fund’s custody arrangements are structured to ensure compliance with Section 17(f) of the 1940 Act and relevant SEC guidance.

Risks

2.	With respect to the Staff’s previous comment on third-party disclosure risk (Comment 33), which sought clarification on whether the Fund’s Third-Party Advisors could be deemed investment advisers under Section 202(a)(11) of the Advisers Act and Section 2(a)(20) of the Investment Company Act, the Staff acknowledges that your prior response adequately addressed these concerns and clarified that these relationships do not constitute investment advisory services outside the scope of Section 15 of the Investment Company Act.

To further enhance clarity in the Registration Statement, the Staff requests that you incorporate some of the explanatory language from your response to explicitly state that these Third-Party Advisors do not meet the definition of an investment adviser under the applicable statutory provisions.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Third Party Advisors. There are risks and potential conflicts of interest associated with engaging Advisors and Research Providers. These individuals and entities are engaged by the Adviser to provide specialized expertise related to the identification, assessment, and management of investments by the Adviser for its clients, including the Fund. They are not employees of the Adviser and are compensated based on the terms of their specific engagements. Compensation and expenses for these services are typically allocated to the fund(s) that benefit from their use, which may include the Fund.

While these Third-Party Advisors and Research Providers provide supplementary insights and expertise, their role is limited. They do not have discretionary authority over investment decisions, do not furnish advice or make recommendations regarding the purchase or sale of securities, and do not exercise continuous supervisory or management authority over any client’s investments.

Engaging Advisors or Research Providers may still present potential conflicts of interest. Examples of these relationships include an Advisor or Research Provider (a) being affiliated with another investment adviser or family office engaged in investment activities; (b) having their own investment advisory business, including one which has investment activities that overlap with strategies pursued by clients; (c) serving as an officer or director of or other affiliated person of a public and/or private company; (d) investing in the Fund or one or more Other Managed Funds (or portfolio companies); (e) participating in co-investment opportunities; and/or (f) receiving a portion of fixed fees and other performance based compensation paid by a client account and/or receiving a bonus based in part on a client account’s performance. Certain of these positions and relationships may create an incentive for an Advisor or Research Provider to provide advice that may benefit the Advisor or Research Provider or entities other than Coatue or its clients. In addition, an Advisor or Research Provider may have access to material, non-public information, which could be inadvertently disclosed to Coatue. If Coatue were to receive such information, Coatue may be prohibited, by law, policy or contract, for a period of time from acquiring or disposing of a particular security for the benefit of the Fund or the Other Managed Funds.

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If you have any questions, please feel free to contact the undersigned by telephone at (202) 389-3475 or by email at jessica.patrick@kirkland.com or Nicole M. Runyan, P.C. by telephone at (212) 446-4774 or by email at nicole.runyan@kirkland.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jessica L. Patrick, Esq.
Jessica L. Patrick

cc:	Claire Jen, Esq., Coatue Management, L.L.C.

Nicole M. Runyan, P.C., Kirkland & Ellis LLP